UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN FINANCIAL CORP.
(Name of Issuer)
Common Stock (par value $.01 per share)	913377107
(Title of class of securities)	(CUSIP number)
Michael C. Neus Perry Corp. 767 Fifth Avenue 19th Floor New York, NY 10153 Telephone: (212) 583-4000
(Name, address and telephone number of person authorized to receive notices and communications)
October 24, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 2 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Perry Corp.
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,820,500
	8.	Shared Voting Power NONE
	9.	Sole Dispositive Power 5,820,500
	10.	Shared Dispositive Power NONE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.95%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 3 of 20 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Perry
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,820,500 (all shares beneficially owned by Perry Corp.)
	8.	Shared Voting Power NONE
	9.	Sole Dispositive Power 5,820,500 (all shares beneficially owned by Perry Corp.)
	10.	Shared Dispositive Power NONE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.95%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 4 of 20 Pages

ITEM 1.    SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Shares”), of Universal American Financial Corp., a New York corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

The Reporting Persons may no longer be deemed to hold the Shares in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect. Prior to the event date, the Reporting Persons relied on Rule 13d-1(b)(1) under the Act with respect to the reporting of their ownership of the Shares.

ITEM 2.    IDENTITY AND BACKGROUND

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, a citizen of the United States of America (together, the “Reporting Persons”). Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director and sole shareholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The name, citizenship, business addresses and principal occupation of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B attached hereto, which is incorporated herein by reference.

During the last five years, none of Perry Corp., Richard C. Perry, or any of the persons listed in Exhibit B attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase of the Shares was the working capital of such investment funds. The total purchase price for the Shares held by private investment funds managed by Perry Corp. was $96,313,184.84. The Shares may be held in margin accounts established with various brokers by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser.

With respect to the proposed transaction described in Item 4 of this statement, the source and amount of funds or other consideration necessary to consummate such transaction with respect to the Reporting Persons would consist of equity in the form of all of the Shares held by the Reporting Persons and may include an additional cash investment by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser.

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In addition, (i) debt financing is expected to be incurred in connection with the proposed transaction, (ii) equity financing is expected to be provided by the Sponsors (as defined in Item 4 of this statement) through their respective investment funds (other than private investment funds for which Perry Corp. acts as a general partner and/or investment adviser) and (iii) a significant portion of the Shares beneficially owned by Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd. and Capital Z Management, LLC (collectively the “Cap Z Entities”) and a significant portion of the Shares held by Mr. Richard Barasch (the Issuer’s chief executive officer and a member of the Issuer’s board of directors) is expected to be reinvested in the proposed transaction. The proposed transaction is further described in the Proposal Letter, the Debt Financing Letters (each, as defined in Item 4 of this statement) and in Item 4 of this statement. The information set forth in this Item 3 is qualified by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

The Shares were acquired in the ordinary course of business by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The transactions were broker transactions. This Schedule 13D is being filed as a result of the proposed transaction described below.

Lee Equity Partners, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Perry Capital LLC, an affiliate of Perry Corp. (“Perry Capital”), and Capital Z Partners, Ltd. (collectively, the “Sponsors”) and Mr. Barasch have submitted to the Issuer’s board of directors a letter, dated October 24, 2006 (the “Proposal Letter”), setting forth a proposal for the acquisition of the Issuer for $18.15 per Share in cash. A copy of the Proposal Letter is attached hereto as Exhibit C.

It is contemplated that the proposed transaction would be effected through a merger of the Issuer with a wholly owned subsidiary of a new company (the “Acquisition Company”) that would be formed by Mr. Barasch and certain of the Sponsors’ respective investment funds. As a result of the merger, the Issuer would become wholly owned by the Acquisition Company. The Reporting Persons anticipate that, in the proposed transaction, (i) the Reporting Persons would contribute and roll-over into equity of the Acquisition Company all of the Shares held by them, the Cap Z Entities would contribute and roll-over into equity of the Acquisition Company a significant portion of the Shares held by them and Mr. Barasch would contribute and roll-over into equity of the Acquisition Company a significant portion of the Shares beneficially owned by him and (ii) all of the Shares outstanding at the effective time of the merger not rolled-over into equity of the Acquisition Company (including Shares held by the Cap Z Entities and Mr. Barasch not rolled-over into equity of the Acquisition Company) would be converted into the right to receive $18.15 per Share in cash.

The Sponsors and Mr. Barasch have received a “highly confident” letter from each of Goldman Sachs Credit Partners L.P. and Banc of America Securities LLC with respect to proposed debt financing for the proposed transaction (together, the “Debt Financing Letters”). Copies of the Debt Financing Letters are attached hereto as Exhibit D and Exhibit E, respectively. It is anticipated that the balance of the cash required to finance the proposed transaction would be provided as equity capital by certain of the Sponsors’ respective investment funds.

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The information set forth in this Item 4 is qualified by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

The foregoing should not be construed as an offer to shareholders to purchase Shares. If definitive agreements providing for the proposed transaction are entered into with the Issuer, a proxy or other appropriate statement would be distributed to shareholders of the Issuer, and shareholders should read that statement and other relevant documents that may be filed with the Securities and Exchange Commission (the “SEC”) (if and when they become available) because they will contain important information relevant to the decision to approve the proposed transaction. Shareholders will be able to obtain these documents (if and when they become available) free of charge at the SEC’s web site, www.sec.gov.

No assurance can be given that a definitive agreement will be entered into in connection with the proposed transaction or that the proposed transaction will be consummated. No binding obligation on the part of the Reporting Persons will arise with respect to the proposed transaction unless and until definitive agreements satisfactory to the parties, recommended by a special committee of the Issuer’s board of directors and approved by the Issuer’s board of directors are executed and delivered, and then only to the extent set forth in such definitive agreements.

The proposed transaction could result in one or more of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act, including (if the proposed transaction is consummated), a merger of the Issuer, the termination of the listing of the Shares on any stock exchange, the termination of the registration of the Shares under the Act, and changes in the composition of the Issuer’s board of directors.

Other than as set forth herein or in the Proposal Letter and the Debt Financing Letters, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirors), (B) changes to the Issuer’s capitalization or dividend policy, or (C) other changes to the Issuer’s business or structure.

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 7 of 20 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Perry Corp. is the indirect beneficial owner of 5,820,500 Shares, which constitutes approximately 9.95% of the Issuer’s outstanding Shares, based on the number of Shares outstanding as of August 3, 2006 (58,472,243), as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006 (the “Form 10-Q”). Perry Corp. has sole power to vote and sole power to dispose of 5,820,500 Shares. By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

By virtue of the relationships and as a result of the matters described in the other Items of this statement, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with Mr. Barasch, the Sponsors and certain of their respective affiliates. Such “group” may be deemed to beneficially own Shares that may be beneficially owned by such persons, including (i) 1,841,309 Shares reflected in the Form 4 filed by Mr. Barasch on October 10, 2006 (the “Barasch Form 4”), as being beneficially owned by Mr. Barasch (which number, per the Barasch Form 4, includes 500,411 Shares, which are held directly by, or in trust for, members of Mr. Barasch’s immediate family and as to which Mr. Barasch disclaimed beneficial ownership), (ii) 918,734 Shares that may be acquired by Mr. Barasch through the exercise of stock options, as reported by Mr. Barasch to the Reporting Persons and (iii) 20,220,236 Shares reflected in Amendment No. 3 to Schedule 13D filed by the Cap Z Entities on October 25, 2006 as being beneficially owned by the Cap Z Entities. On the basis of including such Shares, and based on the information reported in the Issuer’s proxy statement for its 2006 annual meeting of stockholders filed with the SEC on May 2, 2006 (the “2006 Proxy Statement”), the Form 10-Q and the Barasch Form 4, such “group” may be deemed to be beneficial owners of, in the aggregate, approximately 49% of the outstanding Shares. Except as referred to in this statement, the Reporting Persons currently do not have actual knowledge of beneficial ownership of Shares by any of the signatories to the Proposal Letter (other than Perry Capital) and the Reporting Persons have no pecuniary interest with respect to such Shares. Each of the Reporting Persons disclaims beneficial ownership of Shares that may be beneficially owned by Mr. Barasch, the Sponsors and their respective affiliates (other than Perry Capital and its affiliates), and neither the filing of this statement nor its contents shall be deemed to constitute an admission to the contrary, except to the extent of the Reporting Persons’ pecuniary interest therein.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date of this statement on Schedule 13D by either Perry Corp. or Richard C. Perry. Prior to the event date, the Reporting Persons relied on Rule 13d-1(b)(1) under the Act with respect to the reporting of their ownership of the Shares.

(d)  The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 8 of 20 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 2, 3, 4 and 5 of this statement, and the Proposal Letter and the Debt Financing Letters, are incorporated herein by reference.

Except for the arrangements described in the responses to Items 2, 3, 4 and 5 of this statement, and the Proposal Letter and the Debt Financing Letters, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Persons note that no agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting, or disposing of any of the stock of the Issuer directly or indirectly beneficially owned by the Reporting Persons, the Cap Z Entities or any of the other Sponsors or their affiliates or associates shall exist unless and until such agreement, arrangement or understanding, or the proposed transaction described herein, is expressly approved by the board of directors of the Issuer.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

Exhibit A	Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them
Exhibit B	Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)
Exhibit C	Letter to the Board of Directors of Universal American Financial Corp., dated October 24, 2006
Exhibit D	Debt Financing “Highly Confident” Letter, dated October 23, 2006, from Goldman Sachs Credit Partners L.P.
Exhibit E	Debt Financing “Highly Confident” Letter, dated October 23, 2006, from Banc of America Securities LLC

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 9 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006	PERRY CORP.

	By:	/s/ Richard C. Perry
Name: Richard C. Perry
Title: President

Dated: October 25, 2006	RICHARD C. PERRY,
/s/ Richard C. Perry

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 10 of 20 Pages

EXHIBIT INDEX

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 11 of 20 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Universal American Financial Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 25, 2006	PERRY CORP.

	By:	/s/ Richard C. Perry
Name: Richard C. Perry
Title: President

Dated: October 25, 2006	RICHARD C. PERRY,
/s/ Richard C. Perry

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 12 of 20 Pages

EXHIBIT B

         Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Principal Occupation
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
Carl Berg	Managing Director
Lance Rosen	Managing Director
Elizabeth Haase	Managing Director
Daniel Goldring	Managing Director
Alp Ercil	Managing Director
Ori Uziel	Managing Director

Each of the persons listed above is a citizen of the United States of America. The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 13 of 20 Pages

EXHIBIT C

October 24, 2006

Board of Directors of
Universal American Financial Corp.
Six International Drive, Suite 190
Rye Brook, NY 10573-1068

Ladies and Gentlemen:

Richard A. Barasch and investment funds managed by, or affiliated with, Capital Z Partners, Ltd., Lee Equity Partners, LLC, Welsh, Carson, Anderson & Stowe X, L.P. and Perry Capital, LLC (the "Sponsors"), on behalf of an entity to be formed, are pleased to propose to acquire by merger, for a purchase price of $18.15 in cash per share, all of the outstanding shares of common stock of Universal American Financial Corp., other than certain shares and options held by Richard A. Barasch and funds managed by, or affiliated with, Capital Z Partners, Ltd. and Perry Capital, LLC that are expected to be rolled over into equity in the acquiring entity in connection with the proposed transaction. It is also expected that other members of the Company's management will be offered the opportunity to roll over a portion of their shares and options in the proposed transaction.

The proposed purchase price represents a 12.2% premium over the closing price of the Company's shares on October 24, 2006.

We plan to finance the cash requirements of the transaction through a combination of equity financing from investment funds managed by, or affiliated with, the Sponsors and debt financing that we anticipate will be arranged by Goldman Sachs Credit Partners L.P. and Banc of America Securities LLC. Enclosed are copies of "highly-confident" letters that we have received from Goldman Sachs Credit Partners L.P. and Banc of America Securities LLC with respect to the proposed debt financing.

We would welcome the opportunity to discuss our proposal with the Special Committee of the Board of Directors and its advisors as soon as possible. We are ready to move quickly to negotiate and finalize definitive transaction documents, especially given our familiarity with the Company. We and our advisors look forward to working expeditiously with the Special Committee and its advisors to complete a mutually acceptable transaction.

Of course, no binding obligation on the part of any of the undersigned shall arise with respect to this proposal or any transaction unless and until (and then only to the extent that) definitive transaction agreements satisfactory to us, and recommended by the Special Committee and approved by the Board of Directors, are executed and delivered.

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We look forward to hearing from you in the near future regarding our proposal.

Very truly yours,

/s/ Richard A. Barasch Richard A. Barasch

Capital Z Partners, Ltd.

By: /s/ Robert A. Spass Name: Robert A. Spass Title: Chairman

Lee Equity Partners, LLC

By: /s/ Mark Gormley Name: Mark Gormley Title: Partner

Welsh, Carson, Anderson & Stowe X, L.P.

By: WCAS X Associates LLC, its General Partner

By: /s/ Sean M. Traynor Name: Sean M. Traynor Title: General Partner

Perry Capital, LLC

By: /s/ Richard Perry Name: Richard Perry Title: President

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EXHIBIT D

Goldman Sachs Credit Partners L.P.
85 Broad Street
New York, New York 10004

PERSONAL AND CONFIDENTIAL

October 23, 2006

Mr. Richard A. Barasch Chief Executive Officer Universal American Financial Corp. 6 International Drive Suite 190 Rye Brook, NY 10573	Mr. Mark K. Gormley Managing Director Lee Equity Partners, LLC 767 Fifth Avenue New York, NY 10153
Mr. Robert A. Spass Partner Capital Z Partners 230 Park Ave. South, 11th Floor, New York, NY 10003	Mr. George Brokaw Managing Director Perry Capital LLC 767 Fifth Avenue New York, NY 10153
Mr. Sean M. Traynor General Partner Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, NY 10022

Gentlemen:

You have advised Goldman Sachs Credit Partners L.P. (“GSCP”) that a consortium of investors including Richard A. Barasch, Capital Z Partners, Welsh, Carson, Anderson & Stowe, Lee Equity Partners, LLC and Perry Capital LLC (together, the “Companies”) is submitting a proposal to acquire (the “Acquisition”) all or substantially all of the outstanding capital stock of Universal American Financial Corp. (the “Acquired Business”). You have advised us that the Acquisition will be financed from a combination of (i) equity contributed by investment funds managed by the Companies in cash (the “Equity Contribution”), (ii) indebtedness of approximately $325.0 million to be incurred under a senior secured credit facility (the “Credit Facility”) by a newly created corporation (“Newco”) to be formed by the Companies for the purpose of making the Acquisition and (iii) equity in the form of common stock held by certain members of management of the Acquired Business and certain funds managed by Capital Z Partners and Perry Capital LLC that is expected to be reinvested pursuant to the Acquisition. You have consulted with GSCP concerning the structuring and syndication of the Credit Facility.

Based on the information that you have provided us to date, our analysis of the current market for loans and securities issued by entities engaged in the health care industry and subject to the immediately succeeding paragraph and such other matters as we consider relevant, we are pleased to inform you that, as of the date hereof, we are highly confident that the structuring and syndication of the Credit Facility can be accomplished by GSCP as part of the financing for the Acquisition as described above. The structure, covenants and terms of the Credit Facility will be determined by GSCP in consultation with the Companies based on market conditions at the time of the syndication of the Credit Facility and on the structure and documentation of the Acquisition.

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Messrs. Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006

Our ability to consummate the structuring and syndication of the Credit Facility is subject to (i) GSCP’s satisfaction (in form and substance) with the terms and conditions of the Credit Facility (including the structuring and syndication thereof), the Equity Contribution (including the aggregate amount thereof), the Acquisition (including the purchase price) and the capital structure and ownership structure of Newco and the Acquired Business, and all documentation relating to each of the foregoing (and the execution and delivery thereof); (ii) satisfactory market conditions for new issuances of bank loans in the loan syndication market; (iii) the absence of any material adverse change in the business, financial condition, results of operations, assets, liabilities, management or prospects of the Acquired Business; (iv) the receipt of all necessary governmental, regulatory and third party approvals and consents in connection with the Acquisition; (v) our continuing financial, business, legal, environmental and other due diligence investigation with respect to the Companies and the Acquired Business not disclosing any facts that would alter our current view with respect to either the Companies or the Acquired Business; (vi) the availability of audited and unaudited historical financial statements of the Acquired Business (to the extent not publicly available as of the date hereof) and (vii) our having reasonable time to market the Credit Facility with the reasonable assistance of management of the Companies and the Acquired Business.

In connection with this letter, we have relied without independent verification upon the accuracy and completeness of all of the financial, accounting, tax and other information reviewed by us for purposes of this letter.

Obtaining financing for the Acquisition is inherently subject to uncertainties and contingencies beyond our control; accordingly, this letter is not a commitment to place, purchase or provide any loans under the Credit Facility, and there can be no assurance that the structuring and syndication of the Credit Facility will in fact be accomplished.

This letter and any written or oral advice provided by us are exclusively for your information and assistance in evaluating the financing of the Acquisition and may not be used, circulated, quoted or otherwise referred to with any other person or for any other purpose, except in accordance with the prior written consent of GSCP (such consent not to be unreasonably withheld). Notwithstanding the foregoing, this letter may be disclosed (i) to the officers, directors, equity holders, employees, attorneys and other advisors, agents and representatives of each of the Companies and the Acquired Business on a confidential and need to know basis, (ii) to the extent required by applicable law in the good faith opinion of counsel (in which case, unless prohibited by applicable law, you agree to inform us thereof as soon as reasonably practicable) and (iii) to the extent the board of directors, or a special committee thereof, of the Acquired Business determines that it is advisable to be filed with, included in or referred to, in whole or in part, in any Form 8-K or other document filed with the Securities and Exchange Commission (in which case, to the extent you are aware of such filing by the Acquired Business, you agree to inform us thereof as soon as reasonably practicable).

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Messrs. Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006

In addition, please note that none of GSCP or any of its affiliates (including Goldman, Sachs & Co.) provides accounting, tax or legal advice.

Very truly yours,

Goldman Sachs Credit Partners L.P.

By:    /s/
                 Authorized Signatory

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EXHIBIT E

October 23, 2006

Mr. Richard A. Barasch Chief Executive Officer Universal American Financial Corp. 6 International Drive Suite 190 Rye Brook, NY 10573	Mr. Mark K. Gormley Managing Director Lee Equity Partners, LLC 767 Fifth Avenue New York, NY 10153

Mr. Robert A. Spass Partner Capital Z Paltliers 230 Park Ave. South, l lth Floor, New York, NY 10003	Mr. George Brokaw Managing Director Perry Capital LLC 767 Fifth Avenue New York, NY 10153

Mr. Sean M. Traynor General Partner Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, NY 10022

FINANCEABILITY LETTER

Gentlemen:

You have asked Banc of America Securities LLC ("BAS") to evaluate the feasibility of arranging financing in an amount necessary to meet all costs and expenses associated with a transaction (the "Transaction") to be proposed, pursuant to which a consortium of investors including Richard A. Barasch, Capital Z Partners, Welsh, Carson, Anderson & Stowe, Lee Equity Partners, LLC and Perry Capital (together, the "Equity Investors") would acquire all or substantially all of the outstanding capital stock of Universal American Financial Corp. (the "Company"). You have advised us that the Transaction would be financed from a combination of (i) equity contributed in cash by investment funds managed by the Equity Investors, (ii) indebtedness of approximately $325 million to be incurred under a senior secured credit facility by a newly created corporation to be formed by the Equity Investors for the purpose of consummating the Transaction and (iii) equity in the form of common stock held by certain members of management of the Company and certain funds managed by Capital Z Partners and Perry Capital LLC that is expected to be reinvested pursuant to the Transaction.

Pursuant to your request, we have reviewed and analyzed certain assumptions and information provided by you with respect to the Transaction. We have taken into account our assessment of current general economic, market and financial conditions, as well as our experience in similar transactions and in debt and equity capital raising activities in general. We have not attempted to independently verify any assumptions or information provided by you and take no responsibility for the accuracy of any such information.

Having conducted the review cited above and taking into account the assumptions and qualifications cited herein, including, without limitation, the common equity investments and reinvestments in the Company outlined above, we are highly confident that the Transaction, including costs and expenses related thereto, is financeable under a financing plan similar to the financing plan outlined above.

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 19 of 20 Pages

Messrs. Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006

In determining our financing plan, we have assumed no material adverse change in general economic conditions and the absence of adverse capital market and syndication conditions from those existing on the date hereof, and have further assumed there not having occurred any change or development that either individually or in the aggregate could reasonably be expected to have a material adverse effect on the business, operations, assets, properties, liabilities (actual or contingent), results of operations, financial condition, or prospects of the Company and its subsidiaries, taken as a whole, since December 31, 2005. We have also assumed that no new or additional information shall have been received or discovered by BAS after the date hereof which is inconsistent, in any material respect, with any assumptions or information provided by you. Additionally, we have assumed our satisfaction with the equity investments and reinvestments outlined above and the capital structure of the Company and its parent subsequent to the consummation of the Transaction. Specifically, we have assumed that the indebtedness owing in connection with the Company's existing trust preferred securities will be contractually subordinated (and not otherwise structurally superior) in right of payment to the senior secured credit facility described above. Finally, we have assumed the engagement of BAS and/or its affiliates by the Company as sole book-running arranger of the senior secured financings described below.

This letter is not intended to be and should not be construed as (or relied upon as) an offer or commitment by BAS or any of its affiliates with respect to the extension, underwriting, arrangement, sale or placement of any of the foregoing components of our financing plan and creates no obligations or liability on our part or your part, or on the part of any of our respective affiliates, in connection therewith. Obtaining financing for the Transaction is inherently subject to uncertainties and contingencies beyond our control; accordingly, there can be no assurance that any of the foregoing components of our financing plan will in fact be accomplished.

Except as otherwise required by law or unless BAS has otherwise consented in writing, you are not authorized to show or circulate this letter to any other person or entity (other than your advisors and to the Company, its board of directors and its advisors with a need to know). Nothing herein, express or implied, is intended or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this letter.

We advise you that BAS or its affiliates may be providing financing or other services to parties whose interests may conflict with those of the Equity Investors. We further advise you that, in connection with the Transaction, BAS and its affiliates are and will be acting solely as principals and not as the financial advisor, agent or fiduciary for the Equity Investors or the Company.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 913377107                                                                                                                                                                                                                                                             Page 20 of 20 Pages

Messrs. Barasch, Gormley, Spass, Brokaw and Traynor
October 23, 2006

Very truly yours,

BANC OF AMERICA SECURITIES LLC

By:	/s/ Peter C. Hall
Name: Peter C. Hall Title: Managing Director